Artesian Resources Corporation and Subsidiaries
Insider Trading Policy
BACKGROUND
The Board of Directors of Artesian Resources Corporation (the “Company”) has adopted this Insider Trading Policy (the “Policy”) to prevent the misuse of confidential information by Covered Persons (as defined below) about the Company, as well as other companies with which the Company has a business relationship, and to promote compliance at the Company with securities laws.
Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of “material nonpublic information” about that company.  These laws also prohibit persons who are aware of such material nonpublic information from disclosing (“tippers”) such information to others who may then trade securities on the basis of that material nonpublic information (“tippees”). Any person who engages in insider trading or acts as a tipper or tippee can face civil and criminal penalties and disciplinary action, including termination of employment.  In addition, companies and their controlling persons are also subject to liability and may be subject to significant criminal fines and civil penalties if they fail to take reasonable steps to prevent insider trading by company personnel.
It is important that Covered Persons understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe.  The Securities and Exchange Commission (“SEC”), the Nasdaq Stock Market, LLC (“Nasdaq”) and the Financial Industry Regulatory Authority (“FINRA”) in the United States, and similar agencies in other jurisdictions where the Company does business, investigate and are very effective at detecting insider trading.  These agencies, along with government prosecutors, pursue insider trading violations vigorously.  Cases have been successfully prosecuted against employees, their family members and their friends, including for trades through foreign accounts and/or involving only a small number of shares.
SCOPE OF POLICY
Covered Persons.  This Policy applies to any director, officer or employee of the Company, as well as its consultants and contractors (collectively, “Covered Persons”).  This Policy also applies to: (i) the Covered Person’s family and household members, which includes family members who reside with a Covered Person (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in the Covered Person’s household (whether or not they are the Covered Person’s family members), and any family members who do not live in the Covered Person’s household, but whose transactions in Company securities are directed by the Covered Person or subject to influence or control by the Covered Person (such as family members who consult with the Covered Person before they trade in Company securities) (collectively, “Family Members”) and (ii) any entities or persons who are controlled by a Covered Person (“Related Entities”).
Covered Persons are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person or entity complies with this Policy.  They are also responsible for informing such persons of this Policy.
Securities Covered.  The prohibition on insider trading in this Policy includes both the Company’s Class A Non-Voting Common Stock and Class B Common Stock.  Also, it is not limited to trading in the Company’s securities.  It includes trading in the securities of other companies involved in a potential transaction or business relationship with the Company (“Other Companies”).  Information that may not be material to the Company may nevertheless be material to any Other Company and, accordingly, trading in and tipping with respect to the Other Company’s securities are prohibited until the information becomes public or is no longer material.
Transactions Covered.  This Policy covers purchases and sales of stock and other securities (such as bonds or notes) that are issued by the Company.  It also covers purchases and sales of options, warrants, puts and calls, and other derivative securities related to Company stock or debt securities, as well as gifts (other than as outlined in “Bona Fide Gifts”).
Transactions not Covered.  This Policy does not apply to the transactions described below as permitted under “Transactions under Company Plans and Mutual Funds,” “Bona Fide Gifts” and “Rule 10b5-1 Plans.”
For purposes of this Policy, references to the “Company” includes the Company and its subsidiaries.
STATEMENT OF POLICY
No Trading on Nonpublic Information.  Covered Persons may not trade in the securities of the Company, directly or through family members or other persons or entities, if they are aware of any material nonpublic information about the Company as defined below, unless conducted pursuant to a valid Rule 10b5-1 Plan (as defined herein). Similarly, Covered Persons may not trade in the securities of any Other Company if they are aware of any material nonpublic information about such Other Company.  You must treat material nonpublic information about Other Companies with the same care required with respect to information related directly to the Company.
No Tipping.  Covered Persons may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when they are aware of such information.  This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though the tipper did not trade.
No Exception for Hardship.  The existence of a personal financial emergency does not excuse anyone from compliance with this Policy.
DEFINITION OF MATERIAL NONPUBLIC INFORMATION
The concept of material nonpublic information has two important elements — materiality and the absence of public availability.
Material Information.  Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security.  Any information that could reasonably be expected to affect the price of the security is material.  Common examples of material information are:
•	Projections of future earnings or losses or other earnings guidance.
•	Earnings inconsistent with the consensus expectations of the investment community.
•	A pending or proposed merger, acquisition, tender offer, joint venture, licensing arrangement or an acquisition or disposition of significant assets.
•	Significant management developments.
•	Major events regarding the Company’s securities, including the declaration of a stock split, dividend or offering of additional securities.
•	Significant financial liquidity problems.
•	Actual or threatened major litigation or the resolution of such litigation.
•	New major contracts, orders, suppliers, customer or financing sources, or the loss of or default under any of them.
•	Significant expansion or curtailment of operations.
•	The establishment of a stock repurchase program.
•	Extraordinary borrowing or changes in liquidity.
•	The occurrence or knowledge of a significant cybersecurity incident, data breach or privacy incident.
•	The imposition of any event-specific restrictions on trading securities of the Company, or the extension or termination of any such trading restrictions.
Both positive and negative information can be material.  It is important to keep in mind that material information need not be certain information - information that something of a material nature is likely to happen, or even just that it may happen, can affect the market price of the securities and therefore, in hindsight, may be determined to be material.
Nonpublic Information. Information is considered “nonpublic” until the information has been disclosed broadly to the marketplace and the investing public has had time to absorb and evaluate the information fully. Information may be considered publicly disseminated in a variety of ways, including through:
•	Documents furnished or filed with the SEC;
•	Press releases;
•	Public news conferences;
•	Publicly accessible investor conferences; and
•	Webcasts for which proper prior notice has been publicly given.
Under this Policy, information is considered nonpublic until two full trading days have lapsed after the information is released broadly to the marketplace as outlined above.  For example, if the Company announces financial earnings at Noon on a Monday, the first time that a Covered Person who is subject to the Trading Window procedures described below can buy or sell Company securities is the opening of the market on Thursday (assuming they are not aware of other material nonpublic information at that time), subject to any applicable pre-clearance requirements or blackout periods.
Determining “Material” and “Nonpublic.”  Whether a particular item is “material” or “nonpublic” will be judged with 20/20 hindsight.  Accordingly, when in doubt as to a particular item of information, you should presume it is material and has not been disclosed to the public.
ADDITIONAL PROHIBITED TRANSACTIONS
The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws.  Accordingly, Covered Persons are subject to the following additional provisions:
Short Sales.  They may not engage in short sales (sales of securities that are not then owned), including “sales against the box” (a sale with delayed delivery).  These restrictions apply to the purchase or sale of Company stock for any fiduciary account (e.g., trustee, executor, custodian) with respect to which the person or family member makes the investment decision, regardless of whether the person or family member has any beneficial interest in the account.
Publicly Traded Options.  They may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.
Standing and Limit Orders.  Standing and limit orders should be used only for a very brief period of time.  A standing order placed with a broker to sell or purchase stock at a specified price leaves individuals without control over the timing of the transaction.  A standing order transaction executed by the broker when an individual is aware of material nonpublic information may result in unlawful insider trading.
Hedging Transactions.  Hedging or monetization transactions can be accomplished through a variety of mechanisms, including through variable prepaid forward contracts, equity swaps and collars, and similar devices.  Because hedging transactions permit the holder of Company securities to continue to own such securities without the full risks and rewards of ownership, they can cause the interest of such person not to be aligned with the interests of the Company’s other shareholders.  For this reason, all persons subject to this Policy are prohibited from purchasing securities or other financial instruments, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities.
Margin Accounts and Pledges.  Securities held in a margin account or pledged as collateral for a loan may be sold without consent by the broker if an individual fails to meet a margin call or by the lender in foreclosure if an individual defaults on the loan.  Because a margin or foreclosure sale that occurs when an individual is aware of material nonpublic information or otherwise is not permitted to trade in Company securities would violate this Policy, after the date this policy is approved, Covered Persons are prohibited from placing Company securities in a margin account or pledging Company securities as collateral for a loan.
Transactions regarding Securities Repurchases.  It is the policy of the Company that the Company will not trade in Company securities while aware of material nonpublic information relating to the Company or Company securities.
TRANSACTIONS UNDER COMPANY PLANS AND MUTUAL FUNDS
This Policy does not apply to transactions under Company benefit plans, except as noted below:
Stock Option Exercises.  This Policy’s trading restrictions generally do not apply to the exercise of a stock option.  The trading restrictions do apply, however, to any post-exercise sale of the underlying stock or to a broker-assisted cashless exercise of the option, as this entails selling a portion of the underlying stock to cover the costs of exercise.
Restricted Stock Awards/Units.  This Policy’s trading restrictions do not apply to the vesting of restricted stock or restricted stock units, or the exercise of a right to have the Company withhold shares to satisfy the tax withholding consequences of vesting.  The Policy would apply to market sales of any shares received.
Employee Stock Purchase Plan.  This Policy’s trading restrictions do not apply to periodic purchases under a Company employee stock purchase plan, if such plan exists, that are made as the result of an election made at the beginning of the purchase period.  The Policy would apply, however, to an initial decision to participate in the plan or a decision to increase the level of contribution in a subsequent purchase period.  It would also apply to any sales of shares purchased under the plan.
401(k) Plan.  This Policy’s trading restrictions do not apply to purchases of securities in the Company’s 401(k) Plan as a result of periodic contributions made pursuant to payroll deductions.  The Policy does apply, however, to initial elections to participate, increases or decreases in the level of participation in a Company stock fund, elections to borrow money against the account if the loan will result in a liquidation of a Company stock fund, and transfers in or out of a Company stock fund (including in connection with a plan loan).
Mutual Funds.  If an individual owns shares of a mutual fund that invests in the Company’s securities, there are no restrictions on trading the shares of the mutual fund at any time.
BONA FIDE GIFTS
Bona fide gifts of securities to family members or entities controlled by the person (as described under the heading “Covered Persons” in this Policy) are not subject to this Policy unless the person making the gift has reason to believe that the recipient intends to sell the securities at a time when the person making the gift (or a family member or entity covered by this Policy) would be prohibited from doing so.
RULE 10b5-1 PLANS
Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an affirmative defense from insider trading liability.  To be eligible to rely on this affirmative defense, a person must buy or sell securities pursuant to a “trading plan” that meets the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”).
In general, a Rule 10b5-1 Plan must be entered into in good faith during a Trading Window (as defined below), only at a time when the person is not aware of any material nonpublic information and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. In addition, the person entering into the Rule 10b5-1 Plan must act in good faith with respect to the operation of the plan.
The Rule 10b5-1 Plan must be approved in advance by the General Counsel, Chief Financial Officer or Corporate Treasurer (or their delegatee), meet the requirements of Rule 10b5-1, including the applicable cooling off period and completion of a certification, and should comply with the “Requirements for Rule 10b5-1 Trading Plans” attached as Appendix A.  The General Counsel, Chief Financial Officer or Corporate Treasurer, or their delegatee, may disapprove of any Rule 10b5-1 Plan if he or she in good faith believes that it is reasonably likely to result in a violation of this Policy.  If the Rule 10b5-1 Plan is approved, no pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.  Subsequent modifications, replacements or early terminations of any Rule 10b5-1 Plan must also be pre-cleared by the General Counsel, Chief Financial Officer or Corporate Treasurer.  You must provide advance written notice (which may be by email) to the General Counsel, Chief Financial Officer or Corporate Treasurer (or their delegatee) if you wish to enter, modify or terminate a Rule 10b5-1 Plan.
Under SEC rules, the Company must disclose details of Rule 10b5-1 Plans held by Section 16 Officers and directors in its periodic filings with the SEC, including the name of the participant, the date of plan adoption or termination, the duration of the Rule 10b5-1 Plan and the number of shares to be exercised, purchased or sold pursuant to such Rule 10b5-1 Plan.
TRADING WINDOW AND PRE-CLEARANCE PROCEDURES
To help prevent inadvertent violations of the federal securities laws and to avoid impropriety and even the appearance of trading on the basis of inside information, the Company has established additional procedures that apply to certain Covered Persons.  The Company will notify those Covered Persons who are subject to these additional procedures. Family Members and Related Entities of such Covered Persons also will be subject to trading window and pre-clearance restrictions. These procedures generally prohibit these specified persons and entities covered from trading in the Company’s securities, except during designated trading windows and pursuant to preclearance procedures.
Pre-Clearance Procedures.  Designated Covered Persons may not engage in any transaction in Company securities without first obtaining pre-clearance of the transaction from the General Counsel, Chief Financial Officer or Corporate Treasurer.
A request for pre-clearance should be submitted to the General Counsel, Chief Financial Officer or Corporate Treasurer at least two business days in advance of the proposed transaction (or such other time as determined by the General Counsel).  These clearing officers are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.  If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities, and should not inform any other person of the restriction.  Any prior clearance may be withdrawn at any time upon notice to the requesting party.
When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the General Counsel, Chief Financial Officer or Corporate Treasurer, as applicable.  The requestor should be prepared, if necessary, to file a Form 4 for the proposed transaction and to comply with Exchange Act Rule 144, including the need to file a Form 144.
Trading Windows.  Certain designated Covered Persons are prohibited from engaging in any transactions involving Company securities (other than as exempted pursuant this Policy), except during specified periods (“Trading Windows”) following the announcement of the Company’s quarterly or annual earnings.
For each quarter, the Trading Window will begin on the first trading day that is two full trading days following the public release of the Company’s quarterly earnings and will end at the close of trading on Nasdaq at the end of the date that is seven calendar days prior to the last date of each fiscal quarter.  For example, if the Company announces financial earnings before trading begins on a Monday, the Trading Window will open with the opening of Nasdaq on Wednesday.  However, if the Company announces earnings after trading begins on that Monday, the Trading Window will open with the opening of Nasdaq on Thursday.  Even during a Trading Window, a restricted person who is in possession of any material nonpublic information may not trade in the Company’s securities.
Event-Specific Trading Restrictions.  From time to time, the Company may be involved in activities, or an event may occur that are material to the Company and known by only a few directors, officers and/or employees.  The General Counsel or his or her designee will notify such persons of an event-specific trading restriction and they will not be permitted to trade in Company securities.  So long as the event remains material and nonpublic, the persons designated by the General Counsel may not trade in Company securities, regardless of whether the period would otherwise be a Trading Window.  The existence of an event-specific trading restriction will not be announced to the Company as a whole, and should not be communicated to any other person.  Even if the General Counsel has not designated an individual as a person who should not trade due to an event-specific trading restriction, an individual should not trade while aware of material nonpublic information.
Exceptions.
Under certain very limited circumstances, a person subject to the above trading restrictions may be permitted to trade outside a Trading Window, but only if the General Counsel concludes that the person does not in fact possess material nonpublic information.  Persons wishing to trade outside a Trading Window must contact the General Counsel for approval at least two business days in advance of any proposed transaction involving Company securities.  The General Counsel is under no obligation to approve such a transaction.
POST-TERMINATION TRANSACTIONS
This Policy continues to apply to transactions in Company securities even after an individual has terminated employment or other services to the Company or a subsidiary, but only if he or she is aware of material nonpublic information when the employment or service relationship terminates, in which case he or she may not trade in Company securities until that information has become public or is no longer material.  Stock options that may otherwise expire post-termination may be exercised in accordance with this Policy under the heading “Transactions Under Company Plans and Mutual Funds.”
COMPANY ASSISTANCE
Compliance with this Policy is of the utmost importance.  If an individual has any questions about this Policy or its application to any proposed transaction, he or she may obtain additional guidance from the Company’s General Counsel.
CERTIFICATION
Upon request, all persons subject to this Policy must certify their understanding of, and compliance with, this Policy.
RESPONSIBILITY
Covered Persons are responsible for knowing and understanding this Policy, complying with this policy, and requesting clarification when questions arise.  In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the General Counsel, Chief Financial Officer, Corporate Treasurer, or any other officer, employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.  A Covered Person may, from time to time, have to forego a proposed transaction in Company securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though he or she believes that he or he she may suffer an economic loss or forego anticipated profit by waiting.
The General Counsel is responsible for providing guidance in response to questions about this policy or its application to any proposed transactions.  In all cases, the final responsibility for determining whether an individual is in possession of material nonpublic information rests with the individual.
The General Counsel is responsible for monitoring compliance and will work with the Human Resources Department to address violations of this policy.  Employees in violation of this policy will be subject to disciplinary action up to and including termination, in accordance with Company policy.
Appendix A
Requirements for Rule 10b5-1 Trading Plans
Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, provides an affirmative defense from insider trading liability with respect to certain trading plans. Any such trading plan (“10b5-1 Plan”) must adhere with the terms of Rule 10b5-1 and must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
Compliance with the terms of a 10b5-1 Plan, the terms of the Policy and Rule 10b5-1 are the sole responsibility of the participant initiating the 10b5-1 Plan, and not that of the Company or any officer of the Company. No officer of the Company, or their delegate, shall be deemed, solely by their approval of a participant’s 10b5-1 Plan, to have represented that any 10b5-1 Plan complies with Rule 10b5-1 or to have assumed any liability or responsibility to the participant or any such party if the 10b5-1 Plan fails to comply with Rule 10b5-1.
The following are requirements for 10b5-1 Plans that serve as general instructions to help protect you and the Company when adopting a 10b5-1 Plan:
•	All 10b5-1 Plans must be adopted and operated in good faith.
•
You may only enter into, modify or terminate a 10b5-1 Plan during an open window and when you do not possess material nonpublic information. You should understand that a modification or termination of a 10b5-1 Plan may call into question your good faith in entering into and operating the plan and, therefore, may jeopardize the availability of the Rule 10b5-1 affirmative defense.

•
Entry into a 10b5-1 Plan, termination of an existing plan, or a modification to an existing plan must be approved in accordance with the Company’s Insider Trading Policy prior to adopting or amending the plan by contacting the General Counsel or Legal Department for pre-clearance.

•	A 10b5-1 Plan must specify the amount, pricing and/or timing of transactions in advance.
•	Once a 10b5-1 Plan is adopted, you must not exercise any influence over the amount of shares, the price or timing of trades.
•	If you are a Section 16 Officer or director, you may not begin trading pursuant to the 10b5-1 Plan until the later of:
o	90 days of the date of adoption or modification, and
o
two business days following the Company’s disclosure of its financial results for the fiscal quarter in which the 10b5-1 Plan was adopted in an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q (the “Cooling-Off Period”); provided, however, the Cooling-Off Period shall not exceed 120 days following the date of adoption or modification.

•	All other employees are subject to a 30-day Cooling-Off Period.
•
10b5-1 Plans commonly have a duration of six to twelve months (except for limited exceptions provided by law).  Although there is no required minimum or maximum period of time, the Company encourages plans of six months or longer duration to limit the appearance of market timing.

•	You may not have multiple, overlapping 10b5-1 Plans, subject to limited exceptions provided by law.
•	You may not enter into more than one single trade 10b5-1 Plan during any 12-month period, subject to limited exceptions provided by law.
•
If you are a director or Section 16 Officer, you must execute a written representation, attached hereto as Exhibit A, certifying that you are: (i) not aware of any material non-public information about the Company or its securities; and (ii) adopting the plan in good faith.  This may be satisfied if included in the broker’s form of 10b5-1 Plan.

•
In connection with your entry into a 10b5-1 Plan, you agree to promptly provide to the Company upon request any information relating to such plan that would assist the Company in timely satisfying its disclosure obligations in connection with required Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, proxy statements, filings on Forms 3, 4 and 5 and other SEC filings.

•
If you have a 10b5-1 Plan in place, you generally should not transact in Company securities outside of such plan.  If a situation arises where an exception to this practice is required (such as a financial hardship), please contact the Legal Department and we will review.

All 10b5-1 Plans remain subject to the Company’s Amended and Restated Insider Trading Policy.  If any questions arise, please contact the General Counsel, Legal Department or your own counsel before implementing a 10b5-1 Plan.

Exhibit A
RULE 10b5-1 PLAN CERTIFICATION
In connection with my entry into a Rule 10b5-1 Plan, I, ________________, hereby certify that:
1.	I am not aware of any material non-public information about Artesian Resources Corporation or its securities; and
2.	I am adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 of the Securities Exchange Act of 1934.

By:

Date: